UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

PART II

ANNUAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended February 29, 2020

VERAX RESEARCH SERVICES, INC.
(Exact name of issuer as specified in its charter)

Delaware	82-1868275
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

Verax Botanical Research Center @ Hopkins, Johns Hopkins University-MCC 9601 Medical Center Way, Rockville, MD	20850
(Address of principal executive offices)	(Zip code)

(888) 214-2584

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities qualified pursuant to Regulation A)

Explanatory Note

On June 29, 2020, Verax research Services, Inc. (the “Company”) filed a Current Report on Form 1-U in which the Company stated that it would not be able to meet the filing deadline of May 15, 2020, for its Annual Report on Form 1-K for the year ended February 29, 2020 due to circumstances related to COVID-19. As a result, the Company took advantage of relief afforded under Rule 257(f) under the Securities Act to file its Form 1-K as soon as possible. The Company had been unable to complete its audit because critical executives, staff and outside professionals have not been readily available due to the virus. See “Other Information,” Item 6, for details.

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In this Annual Report, the term “Verax,” “we,” “us, “our” or the “Company” refers to Verax Research Services, Inc., a Delaware corporation.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AS WELL AS ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1: BUSINESS

Executive Summary

This Executive Summary provides a brief overview of our business plan. It also highlights, in management’s view, this fundamental assertion: Verax means “True” in Latin and, we submit, the Company is dedicated to providing the services to develop products that optimize the “true” value of hemp in healthcare applications through profitable commercialized products.

Cannabidiol (“CBD”) Is, in Our Opinion, the Next Aspirin

Aspirin has been called the most versatile drug ever made, with the key component salicylic acid sourced from the Spiraea plant. It has been used for decades to reduce inflammation, thus relieving pains and fevers. Similarly, the hemp plant (genus of Cannabis sativa), we believe, has to be considered in the running for the most versatile plant in the world, noting it has been used for centuries in paper, textiles, construction and fuel and, more recently, for biodegradable plastics. Additionally, hemp is sourced for cannabidiol, or “CBD,” the non-psychoactive and highly therapeutic cannabinoid compound. CBD is used by millions to treat inflammation, anxiety, depression and as a combatant against psychosis disorders, neurodegenerative disorders, and cancer metastasis. It is also currently prescribed to pediatric patients as a highly effective treat-ment for epilepsy and seizure control.

Hemp Is a Cousin of and Not a Twin of Marijuana

The medical marijuana (“MMJ”) industry continues to proliferate in a historically unprecedented fashion, with its focus remaining predominately on the psychoactive compound, 9-tetrahydro-cannabinol, commonly known as THC. Both MMJ and industrial hemp are subspecies of the Cannabis sativa plant. However, MMJ plants are almost entirely cultivated for their high-THC yield. Most MMJ plants are grown in fully controlled conditions to yield a high-THC/low-CBD content (15-35% THC). Whereas, industrial hemp is generally grown from outdoor, farm raised plants, to produce a high-CBD/low-THC content (less than 0.3% THC). Understanding the distinction between MMJ, hemp and the percentage of THC and/or CBD yield is important in our opinion in better comprehending why hemp’s growing acceptance (perhaps more accurately “re-acceptance”) for its myriad non-hallucinogenic roles. Also, the hemp constituents vary in concentration and potentially in healthcare application by how the plants are grown (organically or genetically-modified), how the CBD oil is extracted (water, butanol, propane, ethanol, hexane, olive oil or CO2) and if the CBD oil is third-party tested for content and contaminants (percent THC, heavy metals, etc.).

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Verax Research Services Seeks to Standardize Hemp Constituents and Legitimizing Medical Applications

Verax Research Services, Inc. (“Verax,” the “Company,” “we,” “us” or “our”) was incorporated in 2017 as a Delaware C-Corporation and Maryland-based company spun out of Vitreon America, Inc. (“VAI”) with all of VAI’s infrastructure, systems and Intellectual Property for Cannabinoids applications. Verax was founded by proven and trusted Pharmaceutical and Medical Device Executives with a Singular Objective: “Ensure Hemp Research and Product Development Lead to Safe and Effective Healthcare Products.” To accomplish this objective, Verax provides three business services:

(a) Verax Hemp Transaction eMarketplace: Verax qualifies hemp suppliers and hemp buyers and certifies each company and their management before approving them to participate in the selling and buying through the Verax eMarketplace. Verax serves as the interim buyer from the hemp suppliers, testing, validating and certifying the raw materials and then processing or using contract processors to extract the desired ingredients which are again tested, validated and certified before being sold to Verax eMarketplace Manufacturer buyers.

(b) Verax Product Design Services: Verax utilizes its staff and consultant expertise to design products for its Manufacturer clients. These Manufacturer clients initially will be Over the Counter, Health & Beauty Aid, Cosmetic, Medical Device and (starting in 2020) Pharmaceutical companies.

(c) Verax Product Development and Manufacturing Support Services: The mixing with other ingredients of and temperature control of hemp constituents during product development and manufacturing phase is critical to each Manufacturer. A mistake in mixing process can induce degradation of ingredients or at least degradation of the hemp constituent and overheating THC Alpha can convert to THC which can yield a product with too high a THC concentration [0.3% THC] and yield a product that is illegal today in the U.S. U.S. Manufacturer Healthcare Industry company categories in the Verax Product Design Services discussion above cannot afford such mistakes and risk to their operation so Verax can become, in our opinion, the critical research and product development partner for its Manufacturer clients.

(d) Through these 3 service offerings listed above, Verax’s objective is to become, the Hemp Raw Material Clearinghouse and for Hemp-constituent containing product design and develop-ment to become the “Good Housekeeping Hemp Products Consultant” for its manufacturer clients.

Strategically, Verax is located at the Rockville (Maryland) campus of Johns Hopkins University which, we submit, is the premier and most trusted medical research center in the world. After pursuing organizational and IP activities initially, Verax has developed during its first full year of operations the infrastructure to support our growing list of clients to meet their hemp constituent needs. Indeed, in 4Q18 after the Farm Bill was signed in December 2018, Verax started its Verax Hemp Transaction eMarketplace which services transactions through its First Data Merchant Accounts and via wire transfer transaction services.

Verax has Unique Intellectual Properties and Assets to Accomplish its Business Objectives

When established in June 2017, Verax received exclusive licenses, infrastructure and other assets owned by two of its founding shareholder entities: (i) Vitreon America, Inc.(“VAI”) and (ii) Product Safety Assurance Services, Inc. (“PSAS”) including, but not limited to, the following:

Vitreon provided royalty free perpetual licenses to Verax for VAI’s Intellectual Property (“VAI-IP”) in exchange for four thousand eighty-six (4,086) pre-forward split Verax common Founder’s Shares:

(a) Botanicopeia™ Database and Library of 8,000 Plant-derived Actives Reports;

(b) Cannacopeia™ Database and Cannabinoids Activity Reports; and

(c) the Vitreon America botanical research analytics tool sets.

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In addition, PSAS provided royalty free perpetual licenses to Verax for PSAS’s Intellectual Property (“PSAS-IP”) in exchange for four thousand two hundred sixty-three (4,263) pre-forward split Verax common Founder’s Shares:

a) Raw Materials and Finished Products including Labeling Authentication and Auditing Procedures;

b) Food and Drug Administration Center for Drug Evaluation and Research (FDA CDER) Cooperative Research and Development Agreement (CRADA) Electronic Labeling Information Product System (ELIPS) modification of registration and submission processes for Plant-derived products; and

c) Serialization Processes and Procedures to meet the Pharmaceutical Commercialization requirements of the U.S. Drug Quality and Security Act.

Additionally, VAI has assigned usage rights to Verax’s use of its Morgan State University (“MSU”) Laboratory Services Partnership to utilize MSU’s Shimadzu Nexera-UC equipment which is believed to be the most advanced Cannabinoids extraction and product identification, validation and authentication equipment. (See website: www.ssi.shimadzu.com/products/liquid-chromatography/nexera-uc.html.)

By way of an example of the advantage this MSU relationship provides, VAI provided Verax the Genetic Mutation Plan for Hemp with enhanced CBD content and THC free constituency. More generally, under this agreement, VAI will provide any additional information about any non-Cannabis plants for selection generated by prior mutation studies conducted by VAI.

Verax views these royalty-free licenses as material to the company (or has the potential to be going forward).

Verax Raised $6.5MM to, Among Other Uses, Initiate a $50MM IPO in 2H20 (or in reality for VRS - 3Q fiscal 2021)

That “pre-IPO” private offering was used primarily for further development of Verax’s three hemp mutation programs and to set up the Hemp Cultivation and Processing Center of Excellence in Linden, Tennessee (including the first 200 acres under cultivation near Linden as the “run-ahead” model for other Tennessee state programs). Such offering was made only to accredited investors, was exempt from registration under the Securities Act Section 4(a)(2) and was made pursuant to a Private Placement Memorandum prepared by its securities counsel. Additionally, Verax has finalized an agreement through PSAS with Sovereign Tribal Nations in the Americas. These Americas-based Sovereign Tribal Nations have agreed to serve, individually and/or collectively, as Verax Global Hemp Research, Cultivation and Processing Centers of Excellence. Characterizing as a Center of Excellence is not only important but justified in our opinion because current pharmaceutical practices being applied to the hemp industry are only in the early stages of development. By way of example, processes (such as how to sample a million pounds of biomass or 1000 liters of a product) do not currently exist. Verax’s objective is to develop and assist in developing such nascent business practices.

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Hemp Market Size and Rationale for Maryland/Hopkins Medical Research Initial Focus

The Hemp Business Journal estimates the U.S. CBD market at $2.1 billion in consumer sales by 2020 with $450 million of those sales coming from hemp-based sources, a 700% increase over 2016 revenues. Based on Verax analysis (including supporting U.S. government and State of Maryland-led medical research and associated footnotes), Verax believes the Medical research programs in Maryland will support the active Verax role we envision. To that end, Verax has taken an option to rent or purchase a Baltimore, Maryland FDA prior-approved manufacturing and distribution facility that includes warehouse space, quality control laboratory area, R&D and offices. To the extent such facility is used for manufacturing, Verax will follow FDA’s current Good Manufacturing Practices (“cGMP”).

By way of background, CBD oil is combined with organic terpenes, MCT oil and plant extracts to formulate our Client’s proprietary products. In that context, Verax will require about another eight months to complete our first of three genetic selection programs. Indeed, we expect to have developed proprietary formulations for burn patients utilizing bioactive stem factor ingredients in conjunction with CBD as a 510k medical device to be submitted to the FDA by Spring 2021. Very simply, management is confident the Verax marketplace is extensive and dynamic as new CBD uses and new consumers continue to grow.

Our initial 2019 sales focus has been: (a) State of Maryland-based CBD research projects and programs, (b) pharmaceutical manufacturer’s discovery research projects and (c) nutritional supplement manufacturer’s clinical experience and commercialization programs. (seeds and clones constituted 91.9% of the fiscal year 2020 revenues) Verax is positive that clarity and scientific accuracy are sorely missing in the existing CBD marketplace--which is populated by many “Ma & Pa” companies who make inaccurate and often illegal product claims. Verax will continually strive to provide simple, clear, and medically accurate information that educates its Clients and validated “medical grade” CBD ingredients. The Company will also continue to focus its R&D efforts on the two significant issues facing the CBD industry: solubility (as CBD is an oil) and bioavailability (as a majority of CBD can be lost during 1st pass metabolism).

This first pass effect (also known as first-pass metabolism or pre-systemic metabolism) is a phenomenon of drug metabolism whereby the concentration of a drug is greatly reduced before it reaches the systemic circulation. Verax has existing relationships with two solubility Intellectual Property (“IP”) companies and one bioavailability IP company that, we are satisfied, optimizes a liposome delivery system which increases the absorption rate of nutrients and pharmaceutical compounds to provide increased bioavailability. Verax, in our judgment, has access to highly experienced scientific and genetic experts knowledgeable and has the capacity to build-out the management team as required. The Company is already collaborating on creating partners nationally and internationally and, thereby, seek to establish a significant value proposition. To further strengthen Verax, we are engaged in discussions with three potential strategic investors who may require one or more board seats on our Board of Directors. The Company realizes that CBD is entering new markets, gaining new consumer groups and pushing new regulatory horizons. Therefore, in our view, the greater the vested interest input, the greater the potential return for our stakeholders.

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Description of Company, Services, Products, Technology and Industry

A. Verax Initial Products and Services Offering Details

Verax will assist its Clients with Client specific programs but, in general, the following are expected to constitute the basic services provided:

•	Plant and/or Ingredient Testing, Certification, Authentication and Validation;

•	Product Audit Reports for the Plant, Ingredient and Research or Validation Reports for Client Company/Department Management, Client Board or Client Shareholders/Stakeholders;

•	Product Discovery Candidates for Clients;

•	Product Development Plans creation or auditing by Verax;

•	Product Enhancement absorption technology (or) bioavailability technology addition;

•	Product blending with other ingredients;

•	FDA GRAS/E, ODI, or NDI submissions or submission plan advisory role;

•	FDA CDER submissions or submission plan advisory role;

•	Company and/or Product Acquisition and Merger advisory role; and

•	Company and/or Product Acquisition and Merger Due Diligence, Strategic or Transfer/Transition advisory role.

Verax also expects periodically to develop products to create additional shareholder value but also to use as examples for future Clients. Such a project is the development of a Burn Patient Wound product line where CBD is added for Pain Management. Due to our Verax management team’s experience with submission and FDA approval of six 510k medical device submissions in the wound care market, there is substantial confidence Verax can both submit and gain approval of a series of Burn Patient Wound and Pain Management products. Verax is working with Firefighter Foundations and medical donor groups for these submissions.

Verax also intends to work with a series of Rare Disorder/Disease Advocacy Groups and Non-Profit organizations where many do not have a treatment but rather require new symptom relief products that include pain management. Subsequently, Verax directly or through Maripurus Research Services will develop orphan drug projects optimizing the constituents of the Marijuana and/or Hemp plants. This is a function of an established working (but no contractual or ownership) relationship. Under their agreement, Maripurus has the ability to use the world class databases Verax owns, has licensed and/or to which it otherwise has access, working jointly on formulations and manufacturing.

Research continues to demonstrate that the endocannabinoid system (“ECS”) is a regulator of inflammation and fibrosis in the body. We believe that orphan diseases that have inflammation, fibrosis, neurological cancer and heart disease as components are ideal targets. Such indicators are sometimes referred to as developing products for rare diseases and conditions, and sometimes referred to developing “orphan drugs.” A major motivator for why Verax intends to target creation of such orphan drugs include an up to 50% tax credit for R & D costs, R & D grants for FDA Phase I clinical trials, user fees are waived and study patients are smaller, saving clinical trial costs.

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Verax contemplates it will submit proposals to the Department of Defense (“DoD”) and the National Institute of Health (“NIH”) for Post-Traumatic Stress Disorder (“PTSD”) and Stroke Recovery, respectively, via the U.S. Army’s Ft. Detrick’s Research Center. It is our expectation that Verax submissions will be made in partnership with Marshall Communications, a Service-Disabled, Veteran-Owned Business utilizing, because of their pre-existing contractor level status, their Government-wide Acquisition Contract (“GWAC”) contracts through both federal agencies. Given this advantage over our peers, Verax would like to believe it has advantages over its competitors both in terms of proposals and obtaining funding quickly through pre-existing networking relationships.

B. Planned Germination and Pilot Production

Verax germination and pilot production will be conducted in a selected Baltimore, Maryland facility (as discussed above) that includes warehouse space, manufacturing laboratories, a quality control laboratory, R&D and office space for administrative functions in a facility yet to be determined. For Verax’s Non-Rx Clients, it will use food-grade, all organic, Ethanol extraction, CO2 extracted, full-spectrum CBD oil that is third-party tested for heavy metals, pesticides and other contaminants upon arrival at our facility. The overview of these processes begins with procurement of 5-10kg batches of CO2 extracted, highly refined, all organic, hemp-derived CBD oil from an established Northern European and USA providers. This CBD oil or isolate is then pharmaceutical-grade, and third- party tested to determine exact chemical compositions, including CBD, THC, CBG, CBN, and terpenes content. Next, titrations, if necessary, are performed. Once processing is completed, the CBD oil is ready for formulating. Other raw materials (terpenes, food-grade substances, natural additives, etc.) are verified, and QC tested for efficacy.

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Once the CBD oil concentration, quality and composition are approved and certified, laboratory technicians combine the CBD oil with specialized all organic terpenes (a kind of “essential oil” with already known health benefits such as rosemary or lavender oil) derivative plant extracts as well as MCT (medium-chain triglycerides) oil to formulate our “Recovery, Power, Focus and Calm” remedies. The proprietary blend of CBD, terpenes and plant extracts work synergistically, creating an “entourage effect,” and will be added to our various planned product lines. Verax planned oil formulations are expected to have the active ingredient which would be added to the various products that are then either inhaled, ingested, applied sublingually or trans-dermic.

These CBD remedy oils are expected to be either used in-house to make the vape, sublingual and transdermal products or, alternatively, sent to our OEM manufacturing partners to make the ingested products. We intend to have all products packaged and shipped in color coded lock-box containers from our Baltimore, Maryland facility. Verax will use what we call “Genetic Mutation Pathways” with these processes: (1) Tilling Process, (2) CRISPR Process (3) forced genetic selection or accelerated genetic selection and (4) HPLC Monitored Breeding Process are intended to be evaluated in the germination center in the Baltimore, Maryland facility. At its simplest, the mutations and alterations to the pathways will be used to select plants for microclimates and/or alternative applications. As an example, if you want to make fiber from hemp, the hemp selected does not need (in fact, should not) be high in CBDs and must be easier to process.

Verax Research™ Services eMarketplace Division Update

In our first year of business, Verax invested time, effort and money and concluded that the most profitable return is not selling Hemp Oil, CBD Oil and CBD isolates to Vape Shops but rather securing high quality Cannabidiol (“CBD”) from reputable Growers and Processors for healthcare product manufacturer clients. Verax management has determined that all should, and most healthcare product manufacturers will, need certification as to the hemp constituents, including CBDs. These manufacturers cannot afford for the hemp constituent containing pro-ducts to have “hot” THC levels, heavy metals, pesticides, herbicides, or chemical fertilizers. We will, as well, meet with each property owner, grower and processor as required.

Due to all the hemp cultivation, weather, deer, harvesting equipment or processing issues that Verax has observed and researched on Agricultural Reports, Verax did not invest in land except for the Tennessee Hemp Cultivation and Processing Center of Excellence in 2020. Therefore, in 2020, Verax intends to secure hemp oil, CBD oil and CBD isolates at an aggregated “dollar cost average” price of eighty three percent (83%) of market commodity price for the U.S. Cannabidiol market. Verax eMarketplace will test, validate and certify one hundred percent, (100%), of the hemp constituents from these 6,000 acres. Besides these 6,000 acres, Verax will work with other domestic and international hemp growers to process of hemp constituents with the same specialized Cannabidiol testing equipment, Shimadzu Nexera-UC analyzer used by the Food and Drug Administration (“FDA”) Center for Drug Evaluation and Research (“CDER“). Additional domestic and international hemp research centers are under consideration with the anticipated funds from the IPO round.

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Verax intends to sell to its Verax eMarketplace Member “Buyers” the Hemp constituents at five percent (5%) above current commodity price per unit for 100% tested, validated and certified raw materials. We believe we can charge such premium to market for these included protections to our “Manufacturer Buyers.” Verax also expects to be able to additionally charge a premium (i) (approximately 20%) for various raw material enhancements that are not patentable and (ii) (approximately 50%) for patentable enhancements plus (iii) a separate Verax Product Design and Development Services Division charge.

To date, Verax is pursuing potential clients already and client candidates to date have wanted 5-10 products designed and developed each. So, Verax is aligning potential Product Design and Produce Development Manufacturer Clients. Verax is expanding its sales and marketing efforts for these projects through partners as well. Verax anticipates executing a teaming agreement with Hamacher Market Research Group, a trusted Healthcare Product Data Management company that also produces Planograms for 250 Retail Chains in the U.S. to pursue fifty (50) OTC, HBA, Cosmetic, Cosmeceutical, as well as Consumer Relaxation and Dermatologic Pain Relief product projects from its Manufacturer Clients. Verax has also executed agreements with 3 Retail Product Representative groups to pursue lead generations from those groups. One group is Axe Ventures, an independent manufacturer contract sales force network, with over 100 independent sales representatives in their network with on average 3 manufacturer clients per sales representative.

Patentable Enhancement Processes

New Strain Development, Enhanced Processing and Extraction Systems

By way of background, if a hemp strain were developed for ease of processing, (say a stalk that is easier to process), would be a patentable “art.” However, filing a Provisional Patent Application (“PPA”) only provides a year to reduce to practice and submit the patent application proper. Therefore, not being able to reduce to practice in a timely manner would result in a Verax potential patent being exposed to the public. This is the risk, and timing needs to be considered, including the allocation of personnel time to such pursuit. Verax’s IP counsel has advised it not to provide details on these intellectual property submissions. What Verax has been cleared to report for future business planning purposes is the following:

•	Verax is working on a new plant strain with a different signaling agent then THC which signals the CBD production in the current hemp strains;

•	Verax is developing and fabricating new processing equipment components not to build new processing equipment but rather to improve through-put and worker safety;

•	Verax is developing a safer, more eco-friendly extraction technique to replace CO2 extraction; and

•	Verax is developing new procedures and processes to increase CBD collection yields from extraction processes.

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Markets and Competitors

A. 2021 Initial CBD Targets- OTC/Nutritional/Recreational Manufacturer Clients

The initial target audiences are the pharmaceutical, medical supplements, nutritional supplement, cosmetics and recreational product companies already selling CBD products.

Based on the list of services provided above, there is tremendous need for testing, reporting and auditing for companies already in the Cannabinoids product market.

Verax is aware of fifteen pharmaceutical companies involved in THC and synthetic THC clinical studies who would also like to initiate similar CBD bench research. The number of current commercialized medical products with THC far exceeds the CBD-containing products.

However, it should be noted that with the current and pending State regulatory approvals of CBD, that the CBD formulations will start to approximate the number of THC products.

For the Nutritional Supplement and OTC products, the THC, CBD blends and cocktails will continue to be an opportunity. Nonetheless, on the “medical grade” Cannabinoids, the FDA CDER position on “single actives” versus “combination active ingredients” will mean the two active ingredients are more likely to be studied and clinical studies conducted in “isolation” from each other. The most valuable initial business opportunity for Verax is the product enhancement products where the currently marketed products will have both increased potency and better absorption (“bioavailability”) than that currently offered. The current marketers are trying to “one up” their competitors claiming superior activity and results. Verax has access to bio-absorption technology from U.S.-based technology partners (already existing) and bioavailability technology from [Redacted corporate name] in Phoenix, Arizona should contribute to a strong “track record.” of success provides. Such relationships also provide the basis for the licensing of this technology and our ability to build-out the Verax “Product Development and Enhancement Center” in California near many of the current target Clients.

As Verax assesses the U.S. Nutritional Supplement and OTC market, Federal validation of the market potential has been published by the Centers for Disease Control and Prevention (the “CDC”). Very specifically, “NCHS Data Brief No. 217” states that 12.6% of all Americans have tried an e-cigarette and that 3.7% of American adults used “every day or some days.” Moreover, “… 47.6% of current cigarette smokers and 55.4% of recent former cigarette smokers (have) tried an e-cigarette” (CDC, 2015) ...” This represents an initial target market of over 9 million e-cigarette smokers in the U.S., namely the 60% millennial vape users in Washington, Oregon, Michigan, Oregon, Michigan, New York, New Jersey, Maryland, D.C. and Florida.

They can be reached through retail distributors (styled “vape shops”). Verax retail associates have elicited considerable interest by visiting and/or “cold-calling” selected vape shops in Baltimore, Maryland and selling our complete product line to these retailers. We believe that nearly all vape shops were receptive and, in fact, all who placed initial orders, reordered products. This alone, we believe, validates our contemplated retail market strategy.

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B. 2022 Expansion Targets- Pharma Companies with Plant-derived Products in Development

Through VAI’s market research, Verax’s 2022 Expansion Targets will include the 80 pharmaceutical companies with 230 plant-derived products in FDA Clinical Phase 1 or 2 where the Company already has a core understanding of plant-derived actives application and developed a roadmap for internal corporate discovery research dollars allocation to such research areas, i.e. we intend to operate Verax like a small pharmaceutical company. Very specifically, Verax expects to develop treatments for indications and then shop them to large(r) pharmaceutical companies that have a focus in these therapeutic indications.

Verax intends to utilize its Baltimore headquarters location and their partnerships with foundations and commercial partners to secure the State of Maryland Economic Development Department support for providing the State of Maryland “medical grade” THC-free CBD for all Maryland CBD Medical Research.

In Verax’s 2021 State of Maryland and State of Tennessee incentive package negotiations with the Governor’s office and each State’s Economic Development Department, it will utilize the VAI $8.5MM relocation incentive package provided by the State of Maryland as a basis for the Verax incentive package negotiation in each State.

Finally, Verax has a commitment from the Health Information and Technology Institute (“HIT-Institute”) to develop a Firefighters Burn Wound Care product line with THC-free CBD from Verax provided for Pain Management. Verax will utilize this Firefighter Burn Wound and Pain Management product line as a “run ahead” example for pharmaceutical and medical device companies based on Verax achieving approval in 6 months. This will allow, in our opinion, Verax to prove the necessary 510k submission expertise required to receive FDA Center for Biologics Evaluation and Research (“CBER”) approval. Verax intends to be monographing off of PSAS’s dermatologic products for wound and skin care products as predicative devices for accelerated FDA CBER approval due to common investors in both companies.

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C. Industry Hemp Confusion, Verax Clarification

The medical benefits of hemp-derived CBD oils are known to much of the alternate-therapy markets. However, “CBD raw materials” competitors providing the currently existing 1,000+ CBD products many times do not monitor the concentrations of the different ingredients and/or the variances occurring in their Hemp cultivation. Therefore, for the Nutritional Supplements and OTC products, these variances make it difficult for consumers to determine or understand CBD dosage and/or strength when purchasing. For example, one company boldly advertises “240mg of CBD” in their 20ml product, while other companies (including Verax Retail Operations) offers “150mg CBD” in a 1ml product. At face value, it appears that the competitor has significantly more CBD in their product to date than Verax Retail Operations and, therefore, perhaps should command a greater price. It’s up to the consumer to know they must first divide the total CBD amount by the total volume to get the mg/ml, then divide that number into the retail price to know, which is the better value. In almost all cases, Verax is the better value ($0.16/mg CBD vs. $0.28/mg CBD). To make matters worse for the competitor companies and their customers, the application (or delivery mode) plays a role in the CBD dosage. For example, if one squeezes the dropper-bottle bulb syringe completely they’ll express ~0.5ml, while only partially will only then yield as little as ~1ml of product.

How CBD oils are extracted, processed and manufactured have a huge impact on the final product’s purity, safety, bioavailability and efficacy. In addition, certain existing competitive products suggest health benefits, but do not contain the components necessary to make those claims. Worse yet, many CBD products do not contain the concentration of CBD oil advertised. For these reasons, many CBD Product competitors’ CBD labels are, by design, intentionally light on details, adding to consumer confusion. Verax’s objective is to provide THC-free raw materials/ Clients products with consistent formulations that will position those nutritional supplement and OTC product manufacturers for DEA, FDA or USDA inspections. Verax will communicate via its website and corresponding tabs the (i) differentiation of our “medical grade THC-free CBD” for potential Clients and their Customers and (ii) permitting instant comparatives as to CBD amounts, volumes and price for multiple items as well as well as the cost/mg/ml CBD metric. We also intend to develop a phone app in the future that will give our Clients this information, along with multiple other CBD facts and uses. Also, on the website, extraction methods and health benefits are discussed and backed by peer-reviewed published papers. Verax will continually strive to provide simple, clear and accurate marketing information to educate our Clients and assist with education of their “end-user” Customers.

Products and Services Positioning

Verax, by design, is focused on providing the research and product development tools for its Clients to develop product lines, regardless of application. Many of Verax OTC Manufacturer clients define their market as differentiating the intersecting factions of luxury vs. affordability and want vs. need. We are convinced that this unique position will enable Verax to assist its Clients both capture market share quickly (price point) and attract those seeking alternative therapies.

To assist Verax Nutritional Supplement and OTC product manufacturer Clients market to the U.S. consumer market, Verax originally signed a Marketing Support Agreement with Domaine Global, LLC to utilize its 80MM American database with 25-300 characteristics about each U.S. consumer in their database including address, telephone and email addresses. Upon acquiring Domaine Global, LLC, the Marketing Support Agreement (since deemed an acquisition by Verax) is called the Domaine Acquisition Agreement. Such dually named agreements are deemed material to Verax. For example, Domaine Healthcare’s program is called the Domaine ePulse Marketing Program and includes 10 marketing services, including the respective Email and Social Media Marketing Programs.

Reaching the Target Customer & Unique Selling Proposition

Verax customers can be categorized as: (a) Government Agencies, (b) Corporate Management, Boards and Auditors, (c) Universities, Colleges and other Research Institutions and (d) Medical Care and Integrative Care Centers.

Verax expects to be able to develop NON-MUTATING THC-free hemp plants that produce “medical grade” CBD extracts and, based on the license from PSAS, will have the PSAS proprietary processes for FDA CDER New Drug Application (“NDA”) submission and clinical data registration processes for plant-derived actives.

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F. U.S. and Global Market Launch

It is important to recognize that the rest of the world does not have the restrictions on the industrial applications of Hemp that the U.S. does. Indeed, hemp has over 25,000 known industrial uses. The hemp cultivation global spread is 60% concentrated in Europe, Asia and Africa with 10% spread across the Americas and 30% throughout the rest of the world. The “medical applications” of Hemp are well-known. However, the limited use by the U.S., Japan and sophisticated European markets means, we submit, there are many opportunities to develop the medical applications by Verax and its Clients while these governments regulatory authorities issue new supportive guidance based on current filed and approved applications mounting by the FDA and its globally harmonized regulatory peers.

Important to Verax is the completion of the 3 genetic mutation pathways and using a combination of patents and hidden “know how” IP to assist its domestic and global clients. Verax may utilize VAI’s subsidiary infrastructure operations (as an affiliate) to assist in other global regions.

For Verax Pharmaceutical Manufacturer Clients, we expect those Clients will want to provide each global research center the same “medical grade” for consistency of global regulatory submissions for the same product. Similarly, we believe all Verax Manufacturer Clients will want THC-free CBD raw material which also will relieve the international transportation issues of THC-containing products. To facilitate that effort, the Verax FDA CDER and CBER submission documentation can be used globally based on global harmonization by 54 countries’ regulatory authorities.

G. Digital and Print Marketing Internal Products

To attract a customer base, digital marketing (including Paid Search, Content Marketing, Online Customer Reviews, Social Media, Mobile and Email Marketing programs) will be employed. These integrated approaches include; 1) qualified, targeted “Domaine ePulse Marketing,” 2) Social Media (Facebook, Twitter, Instagram, Snapchat, YouTube, Instagram, etc.), 3) user video clips and photographs, 4) online review sites (e.g., Yelp, Google, Amazon, etc.), 5) guerilla marketing, 6) events participation (i.e., festivals, expo’s, conventions, concerts, sporting events, etc.), 7) printed brochures for each product or product line and 8) Paid print ads in local markets. Verax intends to utilize specific magazines, newspapers and trade journals to reach and educate its potential Manufacturer Clients and/or potential retailers.

The Verax website is expected to be interactive and encourage Manufacturer bulletin boards and supply issue postings. Verax will utilize a 12-month marketing campaign from Domaine Global (a Healthcare Products and Wellness System service provider) with laser precision to build Verax as a trusted Hemp and CBD medical information content provider. Verax is committed to build B2B transaction communities for Verax eMarketplace Members. Verax will build its technology and capabilities brand through B2B Verax eMarketplace [Clearinghouse] and Good Housekeeping-like seal of product design and product development services.

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H. Verax Clients Site Design Marketing Strategy

Verax believes its website will redirect the website visitor based on which of the 4 Client categories they click through and a separate access for Consumers for the DTC educational and commercialization program. Verax will use First Data (the major Healthcare Product Merchant Account Network) for the Merchant Account Services starting with the hemp plant constituent raw material products. We understand that the target market expects--and demands--a high-level, easy-to-use, online experience with smart phone interface. The Verax DTC portal online strategy is expected to be 4-pronged in character: (1) the website intends to provide a user-friendly experience, (2) utilize the Search Engine Optimizations (SEO) together with keywords that are expected to increase user traffic to our landing pages, (3) utilize the website as a “DTC magnet” with online advertising for Verax Manufacturer Clients and other Manufacturers which directs new customers from social media sites such as Facebook and Instagram and (4) will seek to create a social media presence and blog that creates medium-length content informing potential retailers and end-user Consumers about the benefits of CBD products. The Company has outsourced such website development to Domaine Healthcare, Inc. at 50% of the estimated internal cost to build and maintain the website.

I. Marketing Materials

Verax has already created several marketing materials for Verax eMarketplace. The materials created for Verax eMarketplace have been designed for OTC, Consumer and Health and Beauty (HBA) Manufacturers. Verax is currently designing additional materials for Verax Manufacturer “bench researchers” including: e-blast templates, press release templates, graphics, videos, social media posts, print ads, brochures and website/blog content. Verax will utilize the VAI press release templates and database infrastructure to link to CBD studies and demonstrations of the food and medicinal use of CBD.

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ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CON-DITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the Verax Research Services, Inc. (“VRS”) financial statements for the year ended February 29, 2020 and February 28, 2019. Additional information relating to VRS is available through its brand website: www.veraxresearch.com.

Safe Harbor for Forward-Looking Statements

Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions anticipate, believe, plan, estimate, expect, intend and similar expressions to the extent they relate to VRS or its management. These forward-looking statements are not facts, promises or guarantees; rather, they reflect current expectations regarding future results or events. These forward-looking statements are subject to risks and uncertainties that could cause actual results, activities, performance or events to differ materially from current expectations. These include risks related to revenue growth, operating results, industry, products and litigation, as well as the matters discussed in the VRS MD&A under “Risk Factors.” Readers should not place undue reliance on any such forward-looking statements. VRS disclaims any obligation to publicly update or to revise any such statements to reflect any change in the Company’s expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Overview

Verax Research Services, Inc. (“Verax”, “VRS”, the “Company”, “our”, “us” or “we”) was incorporated on July 10, 2017 in the state of Delaware.

On May 18, 2018, we issued a short-term promissory note in the amount of $23,750 to a related party stockholder to acquire 100% of the ownership interests in Verax eMarketplace, LLC f/k/a Domaine Global, LLC. As a result of the transaction, Verax eMarketplace LLC became our wholly-owned subsidiary.

We provide product design services and product development and manufacturing support services for manufacturer clients that process hemp-based products. We serve as the interim buyer from the hemp suppliers, testing, validating and certifying the raw materials and then processing or using contract processors to extract the desired ingredients which are again tested, validated and certified before being sold to Manufacturer buyers through our eMarketplace.

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Our principal executive office is located at Verax Botanical Research Center @ Hopkins, Johns Hopkins University - MCC, 9601 Medical Center Drive, Suite 221, Rockville, Maryland 20850. Our telephone number is 888-214-2584. Our corporate website is www.veraxresearch.com and www.veraxresearch-ipo.com is our dedicated IPO website.

Year Ended February 29, 2020 Compared to the Year ended February 28, 2019

Revenue

For the year ended February 29, 2020, we generated revenue of $33,066, as compared to $46,273 for the year ended February 28, 2019. Prior to the Farm Bill being signed on December 20, 2018, we were unable to sell product except for research purposes.

Cost of Sales

Cost of sales was $103,135 for the year ended February 29, 2020, compared to $134,006 for the year ended February 28, 2019. Prior to the Farm Bill being signed on December 20, 2018, we were unable to sell product except for research purposes. Our COS declined in both absolute dollars and percentage of revenue because of a shift in revenue focus to hemp seeds and clones in fiscal 2020.

Gross Profit

We had gross profit of ($70,069) for the year ended February 29, 2020, compared with ($87,733) for the year ended February 28, 2019.

General and Administrative Expenses

General and administrative expenses for the year ended February 29, 2020, were $485,139 compared to $81,913 for the year ended February 28, 2019. The single largest expense increase was $284,100 for research and development.

Net Loss

Net loss for the year ended February 29, 2020, was $1,085,251 compared to a net loss of $631,900 for the year ended February 28, 2019.

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Liquidity and Capital Resources

Cash Flow Activities

Cash decreased from $345,988 to $3,050 at February 29, 2020. This $342,938 decrease was principally a result of an increase in operating costs.

Financing Activities

During the year ended February 29, 2020, we received proceeds of third party debt of $27,255 and $693,553 proceeds of related party debt and repaid $23,300 of third party debt.

Critical Accounting Policies and Estimates

We consider our critical accounting policies to be those that require the more significant judgments and estimates in the preparation of financial statements, including the following:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments consist of cash, payables and loans. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. We consider the carrying values of our financial instruments in the consolidated financial statements to approximate fair value, due to their short-term nature.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided for using straight-line methods over the estimated useful lives of the respective assets, usually three to seven years.

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Valuation of Long-Lived Assets

We periodically evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. We do not believe that there has been any impairment to long-lived assets as of February 29, 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Regulation S-K Item 303(a)(4).

Recent Accounting Pronouncements

(See “Recently Adopted Accounting Pronouncements” in Note 2 of Notes to the Financial Statements.)

Plan of Operations

We are a development stage enterprise, with the aim to provide product design services and product development and manufacturing support services for manufacturer clients that process hemp-based products. We serve as the interim buyer from the hemp suppliers, testing, validating and certifying the raw materials and then processing or using contract processors to extract the desired ingredients which are again tested, validated and certified before being sold to our Verax eMarketplace manufacturer buyers.

On June 1, 2019, we entered into a three-year Hemp Processing, Distillation, Extraction and Manufacturing Services Agreement with a third party. This agreement carries an automatic two-year renewal with automatic one-year renewals thereafter, unless cancelled by either party. This third party is acquiring the equipment necessary under this agreement and will be co-locating the equipment in facilities to be leased by us. The terms of this agreement contemplate the initial installation of two facilities, with a third facility potentially to be added. The cost of the equipment for all facilities is expected to be approximately $5.0 million, which is to be borne by the third party. The third party also will contribute approximately $2.1 million in Skilled Worker Training and Salaries and Management Salaries and Automation. Approximately $2.1 million of the equipment was ordered upon the signing of the agreement, for delivery on or before October 1, 2019. We and the third party will share equally in the gross margin of the sale of the resultant products of this agreement. Our cost commitment for the first location is to fund monthly lease payments of $10,000 for a facility under a lease from another third party. The third party will bear all other costs and will receive State government grants and tax credits which have been negotiated. It is contemplated that the second location will be identified by mid-July 2019. The third party failed to complete this agreement and the Company is currently seeking a replacement third party under an essentially similar agreement.

Our plan is to continue to grow the seed, seedling and clone sales in Tennessee and other states where we have developed contacts. We are negotiating for the purchase and sale of biomass as well. We will benefit from the shared gross margin of the Hemp Processing, Distillation, Extraction and Manufacturing Services Agreement which will allow VRS to continue to grow and expand our products and services.

We expect to raise between $1,000,000 and $50,000,000 in this public offering. These funds will allow us to grow our products and services far more quickly than doing so organically from operating cash flows.

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ITEM 3: DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES*

The following table sets forth the names and ages of our current directors, executive officers and significant employees:

Name and Age	Position(s) Held	Date of Appointment	Other Public Company Directorships

J. Randall Hoggle (64)	Chairman	Since Inception	None

Michael Bhodi Tims (62)	Vice Chairman and Cannacopeia Database and Science Director	December 2019	None

Garrett W. Lindemann (58)	Director, CEO	Since Inception	None

Amy James (40)	Principal Financial Officer	Since Inception	None

James Shaver (56)	Operations Director	Since Inception	None

Fred Carlini (71)	Verax eMarketplace Corporate Quality Control and Compliance Officer	Since Inception	None

________

* Dr. Joseph Whittaker, PhD, 60, is Chairman of the Verax Academic Advisory Committee

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Terms of Office.

Each of our officers is elected by our Board of Directors to serve until the next annual meeting of directors or until their successors are duly elected and qualified. Our Board of Directors, going forward, will be elected by a majority vote of common stock then outstanding. Any director elected shall hold office until the later of the next annual meeting of stockholders or until his successor shall have been duly elected and qualified. Biographies for each of the enumerated persons above is listed in the same order below.

Background and Business Experience.

J. Randall Hoggle, RPh, DPh and MBA, Verax Chairman, obtained undergraduate, doctoral and post-doctoral degrees at Presbyterian College, University of South Carolina, Duke University and the University of Oklahoma, respectively. He currently serves as Chairman of the Board or Operating Committee for VAI, PSAS and Advasur. Dr. Hoggle has been a leader in the pharmaceutical and medical device industries, working in a wide spectrum of roles, including business development, business turnaround, strategic partnership development, registration and commercialization. His prior relations (2001-2017) have included founding CEO and Chairman of Health Pathways, Inc. which coordinated FDA submission processes. From 1999-2001, Dr. Hoggle was CEO of MedContrax, Inc. and its predecessor which developed the first commercialized contract processing network to synchronize contract information among pharmaceutical manufacturers and group purchasing organizations. His prior professional relationships have included roles at Capital Returns (a private equity firm acquired by FedEx), a turnaround role in the Boehringer Mannheim’s sale of its worldwide operations being sold to Roche Pharmaceuticals, Vice President of Marketing and Sales of Boehringer Mannheim and Director of Corporate Affairs at Eli Lilly and company. Dr. Hoggle also has to his credit a number of volunteer professional activities, board memberships and current or prior professional memberships together with a number of professional presentations and awards.

Michael (Bhodi) Tims, PhD, was appointed Verax Vice Chairman in December 2019. He also has been, since early 2019, Verax’s Cannacopeia Database and Scientific Officer. Dr. Tims has undergraduate and doctoral degrees from George Mason University and the University of Maryland, respectively. From 2012 to 2018, he was Department Chair of the Herbal Medical Program of the Maryland University of Integrative Health and program manager of Herbal Product Design and Manufacture MS program and the Cannabis Science Post-Baccalaureate Certificate, as well as directing the Botanical Pharmacognosy Lab at Maryland University of Integrative Health (MUIH). He has broad herbal research experience in product and formulary development, clinical application, analytical method development, and the chemical ecology of medicinal plants. His current research interests focus on characterizing the impact of controlled growing conditions of Cannabis on full spectrum extract of clinically relevant compounds; extraction processes used in both Hemp and Cannabis product design; use of adaptogens, and cannabis to help build constitutional resilience in humans; and combining cannabis products and traditional herbals for pain relief. Dr. Tims’ research has made him a recognized expert in the cannabis-related, “Cannacopeia” database, design and development expert. In addition, he has engaged in clinical research, product development (as primary investigator or PI) on therapeutic herbalism and extensive teaching experience. Dr. Tims has written extensively on the foregoing topics.

Garrett W. Lindemann, PhD, is Verax’s CEO and Principal Executive Officer and has been associated with Verax since July 2017. Dr. Garrett has undergraduate, doctoral and post-doctoral degrees from St. John’s University (Minnesota), the University of Minnesota and the University of Kansas. In his role at Verax, Dr. Lindemann intends to develop its management and personnel manpower planning based on the Cephalon Pharmaceutical Outsourcing model (where the company achieved $2B in sales before it had added its fourteenth (14th) employee). The central tenets of that model are the following: fill six core business functions, outsource all other cost for a product or service until it is profitable for twenty-four (24) months and then internalize the variable cost for every function that cost three hundred percent (300%) more externally as variable cost then internally. Among other major milestones, in conjunctions with his Wyoming-based Lindemann Consulting, Inc. (2004 to 2013), Dr. Lindemann authored multiple business plans for biotechnology companies located there; was partner in Smart Green Innovations, a technology transfer company bringing patented technologies and proven turn-key businesses from Europe and Israel to the U.S.; has been an active writer of technical white papers and frequent guest speaker at symposiums and conferences on marketing, technologies and patent portfolio; from 2001 to 2004, was Executive Vice President of Research and Development of Hisatek, Inc., leading that bio-medical company’s R & D and associated budget and financial analysis; and has been awarded two patents.

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Amy James, MBA, Principal Financial Officer, has an MBA in Finance from Indiana University and, since 2015, has held increasingly significant finance positions in Verax and one of its founding companies, VAI. Over the prior 10 years, Ms. James was Operations Director for Mark Monitor, a Reuters Company, and Executive Assistant to the Operations Director at Health Pathways, Inc.

James Shaver, is a graduate of West Virginia Wesleyan (1986) and, in his role as Operations Director, oversees the deployment of Verax infrastructure and operational systems, including the intellectual property of Verax and its affiliated companies. Since 2013 to present, Mr. Shaver has also served as director of operations for Domaine Healthcare. His prior roles have included the following as well: operations and digital marketing manager for numerous manufacturers and national retailers, products and events; project manager for national and international marketing of various vitamin supplement and nutraceutical products, cosmeceutical products, medical practices, healthcare and wellness services. informational symposiums and marketing systems; and earlier in his career, was a web designer and medical cannabis greenhouse manager.

Fred Carlini, MBA, since January 2019, has been Verax eMarketplace Division Director as well as being Verax’s Quality Assurance, Quality Control and Compliance Officer. Mr. Carlini is a graduate of Youngstown University and Johns Hopkins University and is a seasoned, eclectic pharmaceutical/healthcare business experience. For example, he has served in a broad spectrum of roles with Roche Pharmaceuticals from 1970 to 1991, including as Roche’s Strategic Acquisitions Director. Mr. Carlini’s multi-industry experience as Director of Sales Technologies and then Executive Vice President and General Manager to a Division of Reed Elsevier. To add to his diverse experience, Mr. Carlini was the President (and founder) of the S.M.A.R.T. Group (1994 to 2009) which firm consulted with numerous companies, assisting each of them in developing business plans for entry into the healthcare market as well as aligning with key strategic partners. Most recently (2012 to January 2019), he served as president and CEO of Power Saudia, Inc. (a member of the Power Group) which, among other relationships, had Mr. Carlini representing multiple U.S. Fortune 200 clients and cutting-edge technology companies from offices in Riyadh Saudi Arabia.

Joseph Whittaker, PhD, is Chairman of the Verax Advisory Committee and has been an administrator and recognized educator with 30 years of experience in the academic, research and development landscapes. He collaborates across disciplines, cultures, professional and international boundaries. Dr. Whittaker’s career highlights include establishing a formal neuroscience research program and led the design and construction of a research facility (Morehouse School of Medicine Neuroscience Institute; being elected and served as the 73rd President and Chair of the Board of Directors of Sigma Xi Corporation and Scientific & Honor Society; as Dean of Morgan State University School of Computer, Mathematical & Natural Sciences, stabilized and set such School on path of sustainable growth; developed and established the first Actuarial Science degree training and professional development program in an Historically Black College and University (or an HBCU); established Jackson State University as the first HBCU in a Mentor-Protégé partnership; and Co-Chair and Member of the founding Board of Governors of the School of Medical Sciences, Black River, Jamaica.

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With the funds from the IPO (assuming at least $1,000,000 is raised) and/or cash flow, Verax is anticipating completing the executive employment of an extremely talented pharmaceutical and medical device scientist with extensive genetic experience and multi-faceted entrepreneur experience across several industries. This leader (once selected) is expected to replace J. Randall Hoggle, RPh, DPh, MBA as the Chairman of the Board, thereby (we believe) facilitating an orderly transition of the Board leadership to the next Chairman. The current succession plan is that Dr. Garrett W. Lindemann (Verax’s CEO currently) will assume the role of Chairman and remain CEO when Dr. Hoggle completes his tenure on the board in August 2021.

Verax will have access (as needed) to the VAI financial, operational and IT infrastructure team available as a shared resource where Verax, because of the affiliated relationship, only pays for time used. This business relationship will continue to be available to Verax for up to 3 years from the date of this Offering Circular once Verax closes this Offering.

VAI and Domaine Global, LLC now Verax eMarketplace, LLC have lined up 22 Subject Matter Experts (“SMEs”) available to Verax on an “as needed” basis. Also, Michael Brennan, Esq. [Prior PhRMA General Counsel] has a standing invitation to serve in an outside legal advisor role and Lester Crawford, DVM [Prior FDA Commissioner; Administered the Food Safety and Inspection Service at the U.S. Department of Agriculture; Director of the Center for Food and Nutrition Policy, based at Georgetown University and executive vice president of the National Food Processors Association.] has a standing invitation to advise on FDA CDER and CBER submissions process and Cannabinoids Regulatory processes.

It is anticipated that in Year 1 post IPO, Verax will hire additional laboratory technicians and office staff. The Company will collaborate in Baltimore with Johns Hopkins University, Baltimore City Community College, the University of Maryland BioPark, the University of Maryland Medical and Pharmacy Schools and Morgan State University.

Legal and Disciplinary History of Our Officers and Directors.

None. During the last five years, excluding traffic violations and minor offenses, none of our directors and officers, have been: (a) convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding; (b) the subject of an entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction, that permanently enjoined, barred, suspended, or otherwise, their involvement in any type of business, securities, commodities, or banking activities; (c) the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodities Futures Trading Commission, or a state securities regulator of a violation of U. S. Federal or state securities or commodities trading laws, which finding or judgment has not been reversed, suspended, or vacated; or (d) the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limited any of our directors’ or officers’ involvement in any type of business or securities activities. Similarly, none of the Verax officers or directors are a disqualified person under Rule 230.262, Rule 230.505(b)(2)(iii) and Rule 230.506(d)(2)(ii) of the Securities Act of 1933.

Family Relationships.

We currently do not have any executive officers or directors who are related to one another.

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Committees.

We do not yet have any of the following Board Committees: audit, compensation or nominating committee. Our Board of Directors, currently comprised of three (3) individuals, is expected, for the foreseeable future, to act as a “committee of the whole” board and, as such, is not expected to have separate audit, compensation and nominating committees. Following the completion and effectiveness of this offering and after FINRA permits us to have our securities quoted and issues us a trading symbol, we intend to include one or more independent directors and intend to adopt a charter for each committee.

The audit committee functions being performed by our Board of Directors, currently and for the foreseeable future, requires the oversight and primary responsibility for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.

The compensation committee functions being performed by our Board of Directors, currently and for the foreseeable future, requires the oversight for implementation and approvals of the compensation structure, including all forms of compensation, relating to our directors and executive officers and periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements.

The nominating committee functions being performed by our Board of Directors, currently and for the foreseeable future, requires selecting individuals qualified to become our directors and in determining the composition of the Board and its committees.

Compliance with Section 16(a) of the Exchange Act.

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers and persons who beneficially own more than 10% of a registered class of equity securities to file initial reports of ownership and reports of change in ownership of common stock and other equity securities with the Commission. Since our inception, and for the foreseeable future, we have not had a class of equity securities registered under the Securities Exchange Act of 1934, as amended; therefore, compliance with Section 16(a) thereof by our officers and directors is not required. Once the Company becomes what is called a “Section 12” reporting company, our officers, directors and greater than 10% stockholders will be required by the Commission’s rules and regulations to furnish us with copies of all Section 16(a) forms they file.

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ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY-HOLDERS

The following table sets forth the information concerning the number of shares of our common stock owned beneficially as of January 20, 2020, by: (i) our directors; (ii) our executive officers; and (iii) each person or group known by us to beneficially own more than 5% of the outstanding shares of our common stock. Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own

Name and Address of Beneficial Owner (1)	Title of Class	Amount and Nature of Beneficial Ownership (2)	Per Cent of Class (3)

Dr. J. Randall Hoggle (4)	Common	33,769,619	58.847%
Dr. Garrett W. Lindemann (4)	Common	1,975,000	3.442%
Dr. Michael (Bhodi) Tims	Common	125,000	0.218%
Amy James (5)	Common	125,000	0.218%
Jim Shaver (5)	Common	125,000	0.218%
All Officers & Directors as Group (4)	Common	36,119,619	62.943%
James L. Jellis (4)	Common	2,030,000	3.538%
Jorgen Sandberg (4)	Common	3,035,570	5.289%

_________

Footnote:

(1)	For purposes of this disclosure, the addresses for each enumerated person is that of the Company.
(2)

The number and percentage of shares beneficially owned is determined under rules of the Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares, which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the other footnotes to this table.

(3)	Based on 57,375,000 issued and outstanding shares of our common stock as of January 20, 2020.
(4)	There is overlapping ownership of Verax shares as outlined below:

(a) Dr. Hoggle owns individually 55,000 Verax shares plus his 98% interest in Verax shares owned by PSA (98% of 25,020,000 = 24,519,600) plus Verax shares owned by PSA in VAI (or 98% x 52.696% x 17,805,000 = 9,195,019).

(b) Dr. Lindemann owns individually 35,000 Verax shares plus his 50% interest in Wyoming World Wide, LLC (50% x 3,880,000 = 1,940,000). James L. Jellis owns the other 50% interestin Wyoming World Wide, LLC and is listed separately above, who owns 90,000 individually plus his 50% interest in Wyoming World Wide, LLC (50% x 3,880,000 = 1,940,000).

(c) In turn, after accounting for Verax shares attributed to its directors and officers, the balance of the ownership of VAI shares owned in Verax are beneficially owned by 3 corporate entities. However, all three are owned by a single investor, Jorgen Sandberg who is separately listed as a greater than 5% beneficial ownership interest in Verax.

(d) WWW’s shares in Verax ( 6.761%) are beneficially owned by Dr. Lindemann (50%)—reported above as director and/or officer and James L. Jellis (50%), the latter of whom is separately listed as a greater than 5% beneficial ownership interest in Verax.

(5)

While having only nominal Verax ownership, Dr. Tims, Ms. James and Mr. Shaver are either a director or an officer, their individual ownership interests are reflected in respective line items and in the aggregate “All Officers & Directors as a Group.”

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, which may result in a change in our control.

Legal and Disciplinary History of Our Beneficial Owner(s).

During the last five years, excluding traffic violations and minor offenses, no officer, director or greater than 5% beneficial owner of our common stock has been: (a) convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding; (b) the subject of an entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction, that permanently enjoined, barred, suspended, or otherwise, his/their involvement in any type of business, securities, commodities, or banking activities; (c) the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodities Futures Trading Commission or a state securities regulator of a violation of U. S. Federal or state securities or commodities trading laws, which finding or judgment has not been reversed, suspended or vacated; (d) the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limit his/their involvement in any type of business or securities activities; or (e)a disqualified person under Rule 230.262, Rule 230.505(b)(2)(iii), and Rule 230.506(d)(2)(ii) of the Securities and Exchange Commission.

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ITEM 5: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

In May 2018, Verax acquired Verax Marketplace LLC f/k/a Domaine Global, LLC from Domaine Healthcare, Inc., a related party for a promissory note in the amount of $23,750. This note carries no stated interest rate. Verax has paid in full all four of the payments required under this note.

Beginning in May 2018, Verax occupies space from Vitreon America, Inc. (“VAI”), a related party at a rate of approximately $2,200 per month on an annual lease with automatic renewals until terminated.

In July 2017, Verax entered into two licenses with two related parties (VAI and PSAS) whereby Verax was granted the exclusive license to utilize certain technologies developed and owned by the grantors for hemp plant and hemp constituent raw materials supplier/buyer transactions certification, product design, product development and manufacturing. Those two related parties received 25,020,000 and 17,805,000 shares of common stock at Verax’s founding. There are neither continuing license fees nor royalties for the ongoing utilization of these technologies.

In any event, Verax management believes that all transactions are in the normal course of operations and are measured on a good faith estimate of the respective valuations. All future affiliated transactions will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from any unaffiliated third party.

ITEM 6: OTHER INFORMATION: POTENTIAL IMPACT OF COVID-19 PANDEMIC

Verax Research Services Inc. (the “Company”) has relied on the Securities and Exchange Com-mission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder dated March 25, 2020 (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 1-K for the period ended February 29, 2020 due to circumstances related to COVID-19. In particular, COVID-19 has caused disruptions to our outside service providers’ and auditors’ ability to time-ly complete our audit.

We are unable to predict the full impact of COVID-19 on our Company.

The SEC issued guidance March 25, 2020, that requires companies subject to its jurisdiction to evaluate the impact of COVID-19 on the business and market of the Company. Verax Research Services, Inc. (hereafter “Verax” or “we”) reviewed the Division of Corporation Finance’s Regulation CF Disclosure Guidance: Topic No. 9 as to COVID-19 at both the Board and senior management levels. Preliminarily, Verax concluded (and continues to believe) that, because of the nature of the business as described in the Verax Offering Circular, the pandemic (on the facts and circumstances as understood, currently and prospectively) is not expected to have a material and/or adverse effect on our business activities. Of course, like all “forward looking statements,” the extent to which COVID-19 impacts our operations are not fully knowable and are dependent upon future developments that may be outside of Verax’s control and could change over time.

We submit that such examination is not intended to address the impact of COVID-19 on the markets generally in the U.S. and globally but rather is a “self-critique” of Verax as of the date of this Form 1-K Annual Report. By way of examples, it is our considered opinion that: (i) the fall-out of COVID-19 related job losses, financial stress and resulting mental illnesses are all opportunities for Cannabinoids (the core of our business) to be used for reduction in symptoms; and (ii) farmers/growers (who provide hemp to Verax) are, for the most part, able to grow hemp, notwithstanding the pandemic. Very simply, some companies will improve their relative market position, especially if they have a captive audience. Verax believes it is well positioned, among other reasons, notwithstanding the pandemic, because of the expertise of its highly credentialed senior management and experience with developing the Centers for Disease Control Pandemic Surveillance Systems. (These systems were developed over the period from February 2002 to September 2009 and required mapping exposure patterns and economic impact to the U.S. economy.)

At least to date, management believes all necessary precautions to safeguard our employees and agents from the COVID-19 pandemic have been taken. We note that COVID-19 has occurred at a time when, in management’s opinion, Verax’s debt is sustainable and Verax has adequate funding for payment of its operations, insurance and all other Federal and State filings and the current IPO is expected to further improve upon what we believe to be sound financial footing. Verax believes it has a strong Board and management team as well as strong legal and financial advisors who collectively have protected the business and positioned Verax such that we continue to expect only minimal exposure to the pandemic. While Verax has not suffered the downturn the U.S. economy has, lay-offs or the like, we are envisioning that the acceptance of our products and services could be slower than anticipated pre-pandemic, yet higher than our competition year over year, starting from a low metric.

27

Verax will continue to be prudent, even defensive in character, but Verax seeks to portray the right message, namely what opportunities in its judgment Verax has taken and/or will take in the COVID-19 market downturn to position Verax post-COVID-19 pandemic Phase 1 and for the rest of 2020 and beyond

Accordingly, rather than disclose every possible scenario of how bad the results of Verax could be, we believe we should provide a fair balance of what Verax has done so far during the pandemic to position it to be even stronger, even if the overall recessionary economy were extended 18-24 more months. By way of example, our IPO was pushed back 10 weeks which, in management’s view, permitting the pandemic generally to crest and our public offering to be among the first that will have been qualified with the SEC, hopefully to be met with pent-up demand once this extended Phase 1 of Covid-19 the summer of 2020 dissipates.

Of course, assessing the evolving effects of COVID-19 and related risks requires a “facts and circumstances” analysis. Disclosure about these risks and effects, including how Verax and its management are responding to them, is summarized below but is specific to Verax’s situation, not to research companies in general but to hemp research based on Verax’s current book of business. As Verax assesses COVID-19-related effects and considers those implications, we are providing answers to the specific questions that SEC Regulation CF recommended be addressed with respect to our present and future operations:

•

Currently, Verax is on an anticipated growth and investment trajectory that may be slowed by the COVID-19 pandemic. That impact is more likely (should a Spanish Flu-like Phase 2 outbreak) be seen in 4Q20 or 1H21. As a consequence, Verax is conserving cash and has decreased its planned expansion and investment allocations by fifty percent (50%) to increase our contingency funds by twice our prior planned levels from current revenue.

•

Verax has been very frugal in its use of cash and intends to retire all current debt over the months 7-12 of this fiscal year from revenue sources currently under contract. Moreover, our corporate plans will be reassessed if COVID-19 Phase 2 is seen in 2H20 or 1H21. Verax is developing contingency plans for either scenario.

•	We do not anticipate any material impairments of our assets. Verax does intend to increase our variable versus fixed cost in our operations.

•

Verax has supported a remote work environment from inception of the pandemic. Trying to attract the best talent has required Verax to appreciate and support its workers’ life choices of living and working location. Verax has the internal system and infrastructure to continue the bulk of our operations remotely.

•

Our Verax Business Continuity Plan was developed at inception of the Company and addresses the 17 most common events as defined by DHS/FEMA. These common events have been simulated: (a) Hurricane, (b) Floods, (c) Bioterrorist attack on the National Capital Region and (d) Pandemic.

•	Verax does not anticipate a material adverse impact of COVID-19 on our supply chain.

•	Verax is a research company and that infrastructure is still in place and, we believe, being optimized.

•	Verax has prepared for the pandemic by ensuring we had back-up personnel available on a variable, not fixed, cost basis.

•

As to our ability to operate and achieve our business goals, Verax is impacted as to performing physical audits of contractor’s facilities and assessment of raw materials prior to shipment but is planning to develop laboratory services for its own operations and its client’s operations.

Since assessment of the impact of COVID-19 is facts and circumstances driven, Verax will continue to monitor the rapidly evolving situation, seeking out guidance from authorities, including federal state and public health authorities, and may take additional actions based on their recommendations. In these dynamic circumstances, there may be developments outside our control requiring us to adjust our operating plan and make associated disclosures then appropriate.

28

ITEM 7: FINANCIAL STATEMENTS

F-1

Table of Content

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Verax Research Services, Inc.

Rockville, Maryland

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Verax Research Services, Inc. (the “Company”) at February 29, 2020 and February 28, 2019, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended February 29, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 29, 2020 and February 28, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended February 29, 2020, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company had accumulated losses of approximately $1.1 million and negative working capital of approximately $3.6 million at February 29, 2020, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Company’s auditor since 2019.

Fort Lauderdale, Florida
September 17, 2020

F-2

VERAX RESEARCH SERVICES, INC.

Consolidated Balance Sheets

February 29 and 28,

	2020	2019
ASSETS
CURRENT ASSETS
Cash	$3,050	$345,988
Accounts receivable	3,070	-
Short term loan to third party	40,000	-
Inventory, net of reserve	-	-
Prepaid expenses	16,869	26,836
Total current assets	62,989	372,824

PROPERTY AND EQUIPMENT
Land	5,602,393	5,602,393
Equipment, net	2,332	2,721
Net property and equipment	5,604,725	5,605,114

OTHER ASSETS
Deferred offering costs	93,000	50,000
Intangible assets, net	49,599	17,543
Total other assets	142,599	67,543

Total Assets	$5,810,313	$6,045,481
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$33,958	$40,624
Customer deposits	75,686	-
Short-term loans	11,680	167,655
Short-term loans, related party	693,553	-
Liability to issue common shares	2,804,052	2,804,052
Total current liabilities	3,618,928	3,012,331

Commitments and Contingencies

STOCKHOLDERS' EQUITY
Common stock, par $0.01, 125,000,000 shares authorized, 57,375,000 and 57,040,000 shares issued and outstanding	573,750	570,400
Additional paid-in capital	3,334,893	3,094,757
Accumulated deficit	(1,717,258)	(632,007)
Total stockholders' equity	2,191,385	3,033,150

Total Liabilities and Stockholders' Equity	$5,810,313	$6,045,481

The accompanying notes are an integral part of the consolidated financial statements

F-3

VERAX RESEARCH SERVICES, INC.

Consolidated Statements of Operations

Years ended February 29 and 28,

	2020	2019
REVENUES
Revenues	$33,066	$46,273

COST OF REVENUES
Cost of revenues	103,135	134,006

Gross margin	(70,069)	(87,733)

OPERATING EXPENSES
General and administrative	485,139	81,913
Depreciation and amortization	8,333	6,289
Share based compensation	83,556	285,664
Professional fees	438,638	155,105

Total operating expenses	1,015,666	528,971

Loss from operations	(1,085,734)	(616,704)

Other (income) expense
Interest income	(483)	(693)
Interest expense	-	15,889

Total other (income) expense	(483)	15,196

Loss before income taxes	(1,085,251)	(631,900)

Provision for income taxes	-	-

Net loss	$(1,085,251)	$(631,900)

Loss per weighted average common share	$(0.02)	$(0.01)

Number of weighted average common shares outstanding - basic and diluted	57,358,525	53,855,753

The accompanying notes are an integral part of the consolidated financial statements

F-4

VERAX RESEARCH SERVICES, INC.

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity

BALANCE, March 1, 2018	53,750,000	$537,500	$(537,393)	$(107)	$-

Shares issued for cash	515,000	5,150	580,395	-	585,545
Shares issued for land purchase	2,450,000	24,500	2,773,841	-	2,798,341
Shares issued for services	75,000	750	84,914	-	85,664
Shares contributed to a third party on behalf of the Company	-	-	200,000	-	200,000
Shares issued for offering costs	250,000	2,500	283,045		285,545
Offering costs	-	-	(290,045)	-	(290,045)
Net loss	-	-	-	(631,900)	(631,900)

BALANCE, February 28, 2019	57,040,000	570,400	3,094,757	(632,007)	3,033,150

Shares issued for services	-	-	83,556	-	83,556
Shares issued for settlement of debt	335,000	3,350	156,580	-	159,930
Net loss	-	-	-	(1,085,251)	(1,085,251)

BALANCE, February 29, 2020	57,375,000	$573,750	$3,334,893	$(1,717,258)	$2,191,385

The accompanying notes are an integral part of the consolidated financial statements

F-5

VERAX RESEARCH SERVICES, INC.

Consolidated Statements of Cash Flows

Years ended February 29 and 28,

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,085,251)	$(631,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	83,556	285,664
Depreciation and amortization	8,333	6,289
Inventory valuation reserve	77,530	-
Allowance for doubtful accounts	-	97,895
Changes in operating assets and liabilities:
Increase in accounts receivable	(3,070)	(97,895)
Increase in inventory	(77,530)
Decrease (increase) in prepaid expenses	37,223	(17,500)
Increase in deferred offering costs	(43,000)	-
Increase in customer deposits	75,686	-
(Decrease) increase in accounts payable	(6,666)	2,057
Net cash used in operating activities	(933,191)	(355,390)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan to third party	(40,000)	-
Purchase of intellectual property	(40,000)
Purchase of property and equipment	-	(2,722)
Net cash used in investing activities	(80,000)	(2,722)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loan - related party	693,553	-
Payments on short term loan - related party	-	(200)
Payments on acquisition note - related party	-	(11,875)
Common stock sold for cash	-	585,545
Cash payments for offering costs	-	(4,500)
Cash payments for deferred offering costs	-	(25,000)
Payments on third party loans	(23,300)	(45,000)
Proceeds from third party loan	-	204,930
Net cash provided by financing activities	670,253	703,900

Net (decrease) increase in cash	(342,938)	345,788

CASH, beginning of year	345,988	200
CASH, end of year	$3,050	$345,988

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash	$-	$15,889
Income tax paid in cash	$-	$-
Non-Cash Investing and Financing Activities:
Common stock issued for settlement of debt	$159,930	$-
Common stock issued for land	$-	$2,798,341
Liability to issue common stock in exchange for land	$-	$2,804,052
Accounts payable issued for accrued deferred offering costs	$-	$25,000
Short term debt issued for prepaid insurance	$27,255	$10,550
Short term debt to related party issued for acquisition	$-	$23,750
Common stock issued for offering costs	$-	$285,545

The accompanying notes are an integral part of the consolidated financial statements

F-6

VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(1) NATURE OF OPERATIONS

Verax Research Services, Inc., (“the Company,” “Verax”), was formed on July 10, 2017, under the laws of the State of Delaware. On May 18, 2018, the Company acquired 100% of the membership interests of Verax eMarketplace, LLC, f/k/a Domaine Global, LLC (“LLC”) which was formed on December 17, 2013, under the laws of the State of Delaware. The Company's business activities to date have primarily consisted of the formation and implementation of a business plan.

The Company provides product design services and product development and manufacturing support services for manufacturer clients that process hemp-based products. Verax serves as the interim buyer from the hemp suppliers, testing, validating and certifying the raw materials and then processing or using contract processors to extract the desired ingredients which are again tested, validated and certified before being sold to Verax eMarketplace manufacturer buyers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

The comparative amounts in these consolidated financial statements are the historical results of Verax Research Services, Inc. inclusive of its wholly owned subsidiary Verax eMarketplace, LLC. All intercompany balances and transactions have been eliminated in consolidation.

b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying consolidated financial statements involved the valuation of share-based compensation.

c) Common stock forward split

On May 3, 2019, the Company effected a 5,000:1 stock split of its common stock. The financial statements have been retrospectively restated to reflect the post‑split share amounts for all periods presented.

d) Cash and cash equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired, to be cash equivalents. There were no financial instruments that qualified as cash equivalents at February 29, 2020 and February 28, 2019.

e) Accounts receivable

Accounts receivable are stated net of allowance for doubtful accounts. The Company estimates an allowance based on experience with customers and judgment as to the likelihood of collection and any allowance recorded as bad debt expense.

f) Inventories

Inventories consist of hemp seeds and clones valued at the lower of cost (first-in, first-out method) or net realizable value.

g) Property and equipment

All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred.

F-7

VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

h) Intangible assets

Intangible assets are recorded at cost and amortized using the straight line method over the expected economic useful life of three years.

i) Impairment of long‑lived assets

A long‑lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying value amount may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds the sum of the undiscounted cash flows resulting from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the long‑lived assets exceeds its fair value.

j) Related party transactions

All transactions with related parties are in the normal course of operations and are measured at the exchange amount.

k) Financial instruments and fair value measurements

ASC 825‑10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument‑by‑instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date.

ASC 825 also requires disclosures of the fair value of financial instruments. The carrying value of the Company's current financial instruments, which include cash and cash equivalents, accounts payable and accrued liabilities approximates their fair values because of the short‑term maturities of these instruments.

FASB ASC 820 “Fair Value Measurement” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

l) Income taxes

The Company uses the asset and liability method of ASC 740 to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized.

F-8

VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l) Income taxes, continued

The Company follows the provisions of ASC 740‑10, Accounting for Uncertain Income Tax Positions. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740‑10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more‑likely‑than‑not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

As of February 29, 2020, the tax years 2019 and 2018 for the parent corporation and 2018, 2017 and 2016 for the subsidiary LLC remain open for IRS audit. The Company has received no notice of audit or any notifications from the IRS for any of the open tax years.

m) Revenue Recognition

The Company adopted Accounting Standards Codification, (“ASC”), 606, “Revenue from Contracts with Customer” on January 1, 2018. This revenue recognition standard has a five step process: a) Determine whether a contract exists; b) Identify the performance obligations; c) Determine the transaction price; d) Allocate the transaction price; e) Recognize revenue when (or as) performance obligations are satisfied.

n) Stock compensation for services rendered

Stock‑based compensation is accounted for based on the requirements of the Share‑Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the shorter of period the employee or director is required to perform the services in exchange for the award or the vesting period. The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant‑date fair value of the award. Pursuant to ASC 505‑50, for share‑based payments to non‑employees, compensation expense is determined at the “measurement date.” The expense is recognized over the service period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date.

F-9

VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

o) Net loss per share

Basic loss per share excludes dilution and is computed by dividing the loss attributable to stockholders by the weighted-average number of shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the Company. Diluted loss per share is computed by dividing the loss available to stockholders by the weighted average number of shares outstanding for the period and dilutive potential shares outstanding unless consideration of such dilutive potential shares would result in anti-dilution. At February 29, 2020, there were 2,455,000 shares of common stock issuable.

p) Recently adopted accounting standards

On January 1, 2019, the Company adopted ASU 2016‑02, “ Leases” which, for operating leases, requires a lessee to recognize a right‑of‑use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight‑line basis. The adoption of ASU 2016‑02 resulted in the Company's recognition of right to use assets and associated obligations on its balance sheet.

In June 2018, the FASB issued ASU 2018‑07, “Improvements to Non-employee Share‑Based Payment Accounting” which is intended to reduce cost and complexity and to improve financial reporting for share‑based payments issued to non-employees. The existing guidance on non-employee share‑based payments is significantly different from current guidance for employee share‑based payments. This ASU expands the scope of the employee share‑based payments guidance to include share‑based payments issued to non-employees. It requires a company to apply the requirements of Topic 718 to non-employee awards except for specific guidance on inputs to an option pricing model and the attribution of cost. The ASU is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2018-07 did not have a material effect on the Company's consolidated financial statements.

(3) LIQUIDITY AND GOING CONCERN CONSIDERATIONS

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $1.0 million for the year ended February 29, 2020 and has an accumulated deficit of approximately $1.6 million and a negative working capital of approximately $3.4 million at February 29, 2020. These conditions raise substantial doubt about our ability to continue as a going concern. Failure to successfully continue to develop operational revenues could harm our profitability and materially adversely affect our financial condition and results of operations. We face all of the risks inherent in a new business, including the need for significant additional capital, management's potential underestimation of initial and ongoing costs, and potential delays and other problems in connection with establishing operations. We are continuing our plan to begin operations and seek sources of capital to pay our contractual obligations as they come due. Management believes that its current operating strategy will provide the opportunity for us to continue as a going concern as long as we are able to obtain additional financing; however, there is no assurance this will occur. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

F-10

VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(4) SHORT TERM LOAN

During fiscal 2020, the Company extended a short term loan to a third party in the amount of $40,000. This loan is not documented and has no stated maturity and carries no interest.

(5) PROPERTY AND EQUIPMENT

Property and equipment consists of the following at February 29, 2020 and February 28, 2019:

	2020	2019
Equipment	$2,721	$2,721
Land	5,602,393	5,602,393
Less: accumulated amortization and depreciation	(389)	-
Total property and equipment, net	$5,604,725	$5,605,114

In February 2019, the Company issued 2,450,000 shares of common stock and a commitment to issue an additional 2,455,000 shares of common stock in exchange for 1,821 acres of land in Tennessee. The land was valued at $5,602,393, or $1.14 per share. Satisfaction of the Company's commitment to issue the remaining 2,455,000 shares is conditional upon the seller delivering a clear, clean unencumbered title to the property by December 31, 2019, which has been extended to December 31, 2020. The property is collateral for a loan from a third party to the sellers. Should the sellers not be able to deliver an unencumbered title the transaction is null and void. Should the shares be issued, the Company will have issued 4,905,000 shares of common stock valued at $5,602,393.

Depreciation was $389 and $0 for the years ended February 29, 2020 and February 28, 2019, respectively.

(6) INTANGIBLE ASSETS

In July 2017, the Company entered into Licenses with two related parties whereby the Company was granted the exclusive rights to two royalty-free licenses to utilize certain technologies developed and owned by the grantors for hemp plant and hemp constituent raw materials supplier/buyer transactions certification, product design, product development and manufacturing. These two related parties received 25,190,000 and 17,805,000 shares of common stock, respectively, upon the founding of the Company, which was recorded as share-based compensation.

In May 2018, the Company acquired Verax eMarketplace LLC f/k/a Domaine Global, LLC, from a related party shareholder for a promissory note in the amount of $23,750. The difference between net book value and the acquisition price was allocated in the amount of $23,832 to the eMarketplace website and back-office programs, which was in operation at the time of acquisition. This IP is being amortized over three years.

In May 2019, the Company received software developed by a third party developed to utilize the licensed technologies received at inception more easily navigable, useable and useful. This technology was developed under contract for a cost of $40,000.

Amortization was $7,944 and $6,289 for the years ended February 29, 2020 and February 28, 2019, respectively.

F-11

VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(7) SHORT TERM LOANS

In March 2018, the Company issued a twelve month promissory note in the amount of $100,000. The note included an option for the lender to increase the note to a total of $160,000, which was advanced to the Company. This note has a participation feature and carries interest defined as “50% of the retained gross margin after the direct costs associated with the cannabinoid plant constituents are tested, certified, validated, securely transported and paid for with a 10% allowance for internal operations and sales representative commissions.” This note is collateralized by shares of the Company's common stock. In March 2019, this note was settled by the issuance of 335,000 shares of common stock. The balance of this note at February 29, 2020 is $0.

In October 2018, the Company issued a twelve month promissory note in the amount of $50,000 of which $45,000 was advanced to the Company under this note. This note was repaid in full in January 2019, inclusive of $7,000 in interest.

(8) SHORT TERM LOAN - RELATED PARTY

During fiscal 2020, a related party paid $655,662 of the Company's expenses as an undocumented short-term advance.

During fiscal 2020, an officer and stockholder of the Company paid $37,891 of the Company's expenses as an undocumented short-term advance.

In connection with the Company's acquisition of Verax eMarketplace LLC in May 2018, the Company issued a short term promissory note in the amount of $23,750. This note carries no stated interest rate. The Company has made two of the four payments required under this note. At February 29, 2020 the balance of this note is $0.

(9) COMMITMENTS AND CONTINGENCIES

a) Stockholders Equity

At February 29, 2020, the Company has the obligation to issue 2,455,000 shares of common stock valued at $2,804,052 upon delivery of clean clear unencumbered title to the land that was purchased in February 2019. The property is collateral for a loan to the sellers from a third party. Should the sellers not be able to deliver an unencumbered title the transaction is null and void.

b) Leases

The Company subleases office space at a rate of approximately $2,200 per month on an annual lease with automatic renewals until terminated, from a related party.

c) Intellectual Property Licenses

In July 2017, the Company entered into two Licenses with two related parties whereby the Company was granted the exclusive license to utilize certain technologies developed and owned by the grantors for hemp plant and hemp constituent raw materials supplier/buyer transactions certification, product design, product development and manufacturing. These two related parties received 25,190,000 and 17,805,000 shares of common stock at the founding of the Company. There are no continuing license fees nor royalties for the ongoing utilization of these technologies.

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VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(9) COMMITMENTS AND CONTINGENCIES, continued

d) Material Contracts and Agreements

In October 2018, the Company entered into a two year contract with a third party for referral fees to be paid for the introduction of suppliers and buyers for the Verax eMarketplace Under the terms of the contract, the Company will pay referral fees ranging from 7% to 10% of related payments on sales.

e) Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of February 29, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

(10) STOCKHOLDERS' EQUITY

At February 29, 2020 and February 28, 2019, the Company has 125,000,000 shares of par value $0.01 common stock authorized and 57,375,000 and 57,040,000 shares issued and outstanding, respectively.

In March 2019, the March 2018 note was settled with the 335,000 shares of the Company's common stock that the note holder held as collateral. At settlement the note value was $159,930.

In March 2019, the majority stockholder transferred 175,000 shares of common stock on behalf of the Company to an individual for services rendered, valued at $83,556.

In February 2019, the Company issued 25,000 shares of common stock in exchange for $28,555 in cash, or $1.14 per share. Also, in February 2019, the Company issued 75,000 shares of common stock in exchange for services valued at $85,664, or $1.14 per share. In February 2019, the Company exchanged 2,450,000 shares of common stock and a commitment to issue 2,455,000 shares of common stock in exchange for 1,821 acres of land in Tennessee. The land was valued at $5,602,393, or $1.14 per share. The commitment to issue 2,455,000 shares is contingent upon the seller delivering a clear, clean unencumbered title to the property by December 31, 2019, extended to December 31, 2020. The property is collateral for a loan to the sellers from a third party. Should the sellers not be able to deliver an unencumbered title the transaction is null and void.

In December 2018, the Company issued 315,000 shares of common stock in exchange for $356,991 in cash, or $1.14 per share.

In November 2018, the Company issued 175,000 shares of common stock in exchange for $200,000 in cash, or $1.14 per share. Also, in November 2018, the Company issued 250,000 shares of common stock in exchange for services valued at $285,545, or $1.14 per share.

In the first quarter 2018, a stockholder contributed 175,000 shares of common stock to a third party on behalf of the Company in exchange for services valued at $200,000.

(11) INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities.

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VERAX RESEARCH SERVICES, INC.

Notes to Consolidated Financial Statements

(11) INCOME TAXES, continued

The components of income tax provision (benefit) related to continuing operations are as follows at February 29 and 28:

	2020	2019
Current	$-	$-
Deferred	$-	$-
Total tax provisions	$-	$-

The following is a reconciliation of the effective income tax rate with the statutory income tax rate at February 29 and 28:

	2020	2019
U.S. Federal statutory income tax rate	(21)%	(21)%
State income tax, net of federal benefit	(6.5)%	(6.5)%
Other temporary differences, net	-	-
Valuation allowance	27.5%	27.5%
	0.0%	0.0%

The net deferred tax assets and liabilities included in the financial statements consist of the following amounts at

February 29 and 28:

Deferred income tax assets:	2020	2019
Net operating loss carryforward	$157,073	$77,540
Amortization - book tax difference	2,288	1,144
Stock based compensation	185,525	19,498
Total deferred tax assets	334,886	98,182

Valuation allowance	(334,886)	(98,182)

Net deferred taxes	$-	$-

The change in valuation allowance was $246,704 and $98,181 for the years ended February 29 and 28, 2020 and 2019. The Company has recorded a 100% valuation allowance related to the deferred tax asset for the loss from operations. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences become deductible.

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(12) CONCENTRATIONS OF RISK

The Company maintains its cash in bank deposit accounts, which may, at times, exceed federally insured limits. The Company had cash balances in excess of FDIC insured limits of $0 and $105,110 at February 29, 2020 and February 28, 2019, respectively.

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Table of Content

(13) SUBSEQUENT EVENTS

(a) COVID-19 Pandemic

Assessing the evolving effects of COVID-19 and related risks will be a facts and circumstances analysis. Disclosure about these risks and effects, including how the company and management are responding to them, is summarized below but is specific to the company’s situation not to research companies in general but specific to hemp research based on our current book of business. As our company assesses COVID-19-related effects and considers those implications, we are providing answers to the questions that SEC CF recommended be addressed with respect to our present and future operations:

•	Currently, Verax is on an anticipated growth and investment trajectory that may be dulled by the COVID-19 pandemic but more likely in Phase 2 should the Spanish Flu-like Phase 2 be seen in 4Q20 or 1H21. Verax is conserving cash and has decreased its planned expansion and investment allocations by fifty percent (50%) to increase our contingency funds by twice our prior planned levels from current revenue.

•	Verax has been very frugal in its use of cash and intends to retire all current debt over the first 6 months of this fiscal year from revenue sources, currently under contract. Moreover, our corporate plans will be assessed based on whether or not Phase 2 is seen in 2H20 or 1H21. Verax is developing contingency plans for either scenario.

•	Verax anticipates new business development and partnerships will positively offset the anticipated negative impact on domestic and global research and product development projects for new clients.

•	We do not anticipate any material impairments of our assets. We will increase our variable versus fixed costs in our operations.

•	Verax has supported a remote work environment from inception of the pandemic. Trying to attract the best talent has required Verax to appreciate and support its worker’s life choices of living and working location. Verax has the internal system and infrastructure to continue the bulk of our operations development remotely.

•	Our Verax Business Continuity Plan was developed at inception of the company and addresses the 17 most common events as defined by DHS/FEMA. These common events have been simulated: (a) Hurricane, (b) Floods, (c) Bioterrorist attack on the National Capital Region and (d) Pandemic.

•	Verax does not anticipate a material adverse impact of COVID-19 on our supply chain. Verax is a research company and that infrastructure is still in place and being optimized.

•	Verax has prepared for the pandemic by ensuring we had back-up personnel available as variable cost versus fixed cost assets.

•	Verax is impacted by its ability to travel to perform physical audit of contractor’s facilities and assessment of raw materials prior to shipment .

We will continue to monitor the rapidly evolving situation and guidance from authorities, including federal state and public health authorities and may take additional actions based on their recommendations. In these dynamic circumstances, there may be developments outside our control requiring us to adjust our operating plan.

F-15

ITEM 8: EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exh. No.	Exhibit Description

2.1	*Articles of Incorporation and associated Amendment

2.2	*Bylaws

3.1	*Specimen Stock Certificate

3.2	*Subscription Agreement

3.3	*Subscription Agreement Amended

6.0	*Domaine Global, LLC Acquisition Agreement (before such acquisition by Verax, this contract was characterized as the Domaine Marketing Support Agreement now reflected below as Exhibit 6.8)

6.1	*Bunker Hill Purchase Agreement

6.2	*Hemp Processing, Distillation, Extraction & Manufacturing Services Agreement and RTAM Addendum Letter (subsequently cancelled and replaced by a similar agreement with DLP Ventures, Exhibit 6.3 immediate below.)

6.3	*DLP Ventures, LLC Processing, Distillation, Extraction & Manufacturing Services Agreement (replacement of RTAM Processing Agreement, Exhibit 6.2 immediately above

6.4	*Director and Officer Notice of Acceptance from Kinsale Insurance Co.

6.5	*Liability Policy from Kinsdale Insurance Co. for June 4, 2019-June 4, 2020 coverage

6.6.	*USDA Establishment of a Hemp Production Program (styled as Hemp Guidelines) issued on or about October 31, 2019

6.6	*Form of Hemp Seed Sales Agreement with seed purchasers (currently approximately 34 in number)

6.7	*Form of Hemp Clone Sales Agreement with clone purchasers (currently approximately 34 in number)

6.8	*Domaine Global Investment, Marketing and Professional Services Agreement (and colloquially as the Domaine Global Marketing Support Agreement which superseded the above Exhibit 6.0)

6.9	*IPO Website Screen Shots

11.1	Consent of Auditor for this Form 1-K Annual Report

_____________

* Previously filed and not filed herewith.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned persons in the capacities and on the dates indicated.

VERAX RESEARCH SERVICES, INC.

Date: September 17, 2020	By:	/s/ Dr. Garrett W. Lindemann
	Name:	Dr. Garrett W. Lindemann
	Title:	Chief Executive Officer (Principal Executive Officer)

Date: September 17, 2020	By	/s/ Amy James
	Name:	Amy James
	Title:	Principal Financial Officer

SIGNATURES OF DIRECTORS:

/s/ Dr. J. Randall Hoggle	September 17, 2020
Chairman of the Board

/s/ Michael (Bhodi) Tims	September 17, 2020
Vice Chairman

/s/ Dr. Garrett W. Lindemann	September 17, 2020
Director

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